UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  March 27, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____                                     Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: March 27, 2012	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: March 27, 2012
12-14-TR

Teck’s Q1 2012 Financial Results and Investors’ Conference Call
April 24, 2012

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) will release its first quarter 2012 earnings results on Tuesday, April 24, 2012 before markets open.

The company will hold an investor conference call to discuss the first quarter 2012 earnings results at 11:00 a.m. Eastern time / 8:00 a.m. Pacific time on Tuesday, April 24, 2012. Conference call dial-in number is 416.340.8530, no pass code required. Media are invited to attend on a listen-only basis.

A live audio webcast of the conference call, together with supporting presentation slides, will be available on Teck's website at www.teck.com. The webcast will be archived at www.teck.com until July 23, 2012.

To listen to a post-call recording of the call, dial toll free 800.408.3053 or 905.694.9451 and enter access number 1367628# when prompted. The recording will be available from 2:00 p.m. Pacific time on April 24, 2012 until 11:59 p.m. Pacific time on May 25, 2012.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at: www.teck.com.

Investor Contact:
Greg Waller
Vice President, Investor Relations & Strategic Analysis
Tel. 604.699.4014
greg.waller@teck.com